NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of the Common Stock (the 'Common Stock') of Enesco Group, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on July 6, 2006, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company had fallen below the NYSE's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $75,000,000 and total stockholders' equity of not less than $75,000,000. The NYSE had previously accepted a plan provided by the Company that would have brought it into conformity with this continued listing standard. However, the NYSE determined that the Company has not demonstrated sufficient progress addressing certain material aspects of that plan. The Company expects its common stock to be quoted on the OTC Bulletin Board following its suspension. 1. The Exchange's Listed Company Manual, Section 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: Average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time, total stockholders' equity is less than $75,000,000. 2. The Exchange, on June 7, 2006, determined that the Common Stock should be suspended from trading at the close of the trading session on June 9, 2006, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on June 7, 2006. 3. Pursuant to the above authorization, a press release was issued on June 7, 2006, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on June 8, 2006 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on June 9, 2006. 4. The Exchange, on June 9, 2006 received a letter from the Company advising that it did not wish to have a hearing relative to the delisting of the Common Stock of the Company. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 9, 2006.